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November 1, 2016

Via E-Mail

Ms. Folake Ayoola Senior Counsel Office of Real Estate and Commodities Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Innovative Industrial Properties, Inc. Registration Statement on Form S-11 File No. 333-214148

Dear Ms. Ayoola:

As you, Jennifer Gowetski and I discussed earlier today, I am providing to you under cover of this letter additional information regarding the position of Innovative Industrial Properties, Inc. (the “Company”) that neither the Company’s Executive Chairman, Alan D. Gold, nor the Company’s Vice Chairman of the Board of Directors, Gary A. Kreitzer is the sponsor of a prior “program” pursuant to guidance of the Securities and Exchange Commission (the “Commission”) regarding Industry Guide 5 (“Guide 5”) and, therefore, not subject to the disclosure requirements of Guide 5 with respect thereto. Included below is additional information regarding Mr. Gold’s and Mr. Kreitzer’s previous positions, which we believe will assist the staff of the Division of Corporation Finance of the Commission in its analysis as to whether the disclosure already included in the above-referenced registration statement (the “Registration Statement”) is sufficient for purposes of Guide 5 with respect to the previous positions of Messrs. Gold and Kreitzer.

The Company continues to believe that prior performance information called for by Item 8 of Guide 5 is not relevant to the Company for the reasons noted below. Item 8 calls for “a narrative summary of the ‘track record’ or prior performance of programs sponsored by the general partner and its affiliates (‘sponsors’).” Although not defined in Guide 5, in the Commission’s releases that accompanied the adoption of, and revisions to, Guide 5 (which was originally adopted as Guide 60), the Commission has discussed what it meant by the term “program” as used in Guide 5. In Release No. 34-18161 (October 7, 1981), the Commission makes clear that a “program” is a three-phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering;” (ii) a second “operational phase of the program [which] commences with the acquisition of properties;” and (iii) a third phase in which “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.”

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Folake Ayoola

November 1, 2016

BioMed Realty Trust, Inc. (“BioMed”), a REIT focused on acquiring, developing, owning, leasing and managing laboratory and office space for the life science industry, was founded in 2004 by the Company’s Executive Chairman, Alan D. Gold and the Company’s Vice Chairman of the Board of Directors, Gary A. Kreitzer. Mr. Gold served as Chairman, Chief Executive Officer, and President of BioMed from 2004 through 2016. Mr. Kreitzer currently serves as BioMed’s Executive Vice President, a position he has held since 2004.

Prior to 2016, BioMed was a publicly-traded, internally-managed, perpetual-life REIT that had a multi-employee management team and an independent board of directors that oversaw and directed its operations, including its investment and financing activities. BioMed was acquired by a private buyer in 2016, continues to actively conduct its business and has not entered into anything akin to a “wind-down” phase. The sale of BioMed was as a going concern without the liquidation of any material assets.

Alexandria Real Estate Equities, Inc. (“Alexandria”) is a New York Stock Exchange-listed urban office REIT focused on collaborative science and technology campuses. Mr. Gold served as President (reporting to the company’s chief executive officer) and a director of Alexandria from 1994 to 1998. Mr. Kreitzer served as Senior Vice President and In-House Counsel of Alexandria from 1994 to 1998. Alexandria is a publicly-traded, internally-managed, perpetual-life REIT that has a multi-employee management team and an independent board of directors that oversees and directs its operations, including its investment and financing activities. Alexandria continues to exist as a perpetual-life New York Stock Exchange-listed REIT, despite the resignations of Messrs. Gold and Kreitzer in 1998.

The Company continues to believe that none of its executive officers has sponsored a “program.” Messrs. Gold and Kreitzer served as only part of the multi-employee management teams of BioMed and Alexandria, and in that capacity, they reported to senior members of the management teams and the boards of directors of those companies. Furthermore, Messrs. Gold and Kreitzer did not constitute a majority of the members of the multi-employee management teams or the board of directors of either company. Accordingly, in contrast to the principals of a general partner of a limited partnership (or a manager of a limited liability company), Messrs. Gold and Kreitzer did not possess the ultimate decision making authority for either BioMed or Alexandria. Their decision making authority and level of control was no greater than any other corporate officer or employee-director in a company managed by a multi-employee management team and a board of directors composed of a majority of independent directors.

With respect to the Company, Mr. Gold serves as one member of a multi-employee management team of the Company. Mr. Kreitzer is not a member of the Company’s management team. Furthermore, when the offering is declared effective, Messrs. Gold and Kreitzer will not constitute a majority of the members of the Company’s board of directors.

Ms. Folake Ayoola

November 1, 2016

Since Messrs. Gold and Kreitzer did not control the sale or other disposition of the real estate assets of either BioMed or Alexandria, and because BioMed was sold with its portfolio largely intact, there was no investment “program” for which track record information could be provided.

For the foregoing reasons, the Company believes that neither BioMed nor Alexandria constitutes a program sponsored by Messrs. Gold or Kreitzer within the meaning of Guide 5. In addition, the involvement of Messrs. Gold and Kreitzer with Alexandria is outside of the ten-year period specified by Item 8(A) of Guide 5.

The Company has included in the Registration Statement the disclosure required by Guide 5 to the extent that the Company believes that such disclosure is applicable, appropriate and would be helpful to potential investors, while avoiding disclosure that would be potentially confusing or misleading to investors (i.e. many of the Guide 5 disclosures do not apply to an internally-managed REIT). The Company continues to believe that it has met the standard articulated in Release No. 33-6900 to provide investors with “clear, concise and understandable disclosure of material information” about the offering.

We look forward to working with you to finalize the disclosure in the Company’s Registration Statement.

Very truly yours,

/s/ Carolyn T. Long

Carolyn T. Long